Exhibit (a)(1)(B)

SUPPLEMENT TO COMPANY NOTICE

TO HOLDERS OF

4.75% CONVERTIBLE SENIOR NOTES DUE 2026 ISSUED BY

HEALTH CARE REIT, INC.

CUSIP Number: 42217KAP1

Reference is made to the Indenture, dated as of November 20, 2006 (the “Base Indenture”), between Health Care REIT, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and Supplemental Indenture No. 1, dated as of November 20, 2006 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee, relating to the Company’s 4.75% Convertible Senior Notes due 2026 (the “Notes”), and the Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 1, 2011 (the “Original Notice”) relating to an offer by the Company to purchase for cash, at the option of each Holder (the “Put Option”), in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, all or a portion of the Notes.

This Supplement to Company Notice to Holders of 4.75% Convertible Senior Notes due 2026 (this “Supplement”) amends, modifies and supersedes certain information included in the Original Notice. The Company is extending the time on November 30, 2011 (the “Expiration Date”) until which Holders may exercise the Put Option from 5:00 p.m., New York City time, on the Expiration Date to 12:00 midnight, New York City time, at the end of the Expiration Date. Therefore, all references in the Original Notice to 5:00 p.m., New York City time, on the Expiration Date, are hereby amended to be references to 12:00 midnight, New York City time, at the end of the Expiration Date.

To exercise your option to have the Company purchase the Notes and to receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 12:00 midnight, New York City time, at the end of the Expiration Date. Notes surrendered for purchase may be withdrawn by the Holders of such Notes at any time prior to 12:00 midnight, New York City time, at the end of the Expiration Date. The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at 12:00 midnight, New York City time, at the end of the Expiration Date.

This Supplement should be read in conjunction with the Original Notice. Except for the changes described herein, all other terms of the Original Notice remain the same. As of the date of this Supplement, we have been informed that no Holders have validly tendered their Notes for repurchase.

The Bank of New York Mellon Corporation is the Paying Agent. The address of the Paying Agent is:

The Bank of New York Mellon Corporation

Corporate Trust – Reorganization Unit

101 Barclay Street – 7 East

New York, NY 10286

Attention: Diane Amoroso

Phone: (212) 815-2742

Fax: (212) 298-1915

Additional copies of this Supplement and/or the Original Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Supplement is November 10, 2011.